NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Charter Communications, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 5, 2019 email communication from Eri Yamaguchi, Investment Officer, Corporate Governance, New York State Common Retirement Fund

Dear CII Members,

We urge you to vote FOR Item No. 5 on the proxy statement at Charter Communications (CHTR), requesting that the company issue an annual sustainability report including GHG emissions reduction targets at the company’s annual meeting on April 23, 2019.

The shareholder proposal was filed by Walden Asset Management, the Illinois State Treasurer's Office, and the New York State Common Retirement Fund for the following reasons:

1.	Charter Communications fails to provide sufficient Environmental, Social, and Governance (ESG) and sustainability reporting despite investor needs for such information.
2.	Although Charter Communications faces increasing business risks and opportunities related to climate change, the company does not disclose its GHG emissions and has no GHG reduction targets.
3.	Charter Communications lags behind its peers on sustainability disclosure and adopting GHG reduction targets.

Institutional Shareholder Services (ISS) and Glass Lewis recommend shareholders SUPPORT the proposal as follows:

ISS noted that "support for the shareholder proposal requesting a report on sustainability is warranted, as such additional information would allow investors to better evaluate the company's management of associated risks and opportunities."

Glass Lewis commented that "the production of the requested report would help shareholders better understand the sustainability-related risks facing the Company."

This memo filed as exempt solicitation explores the business case and rationales for this shareholder proposal in detail:

https://www.sec.gov/Archives/edgar/data/810265/000121465919002005/d38191px14a6g.htm